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DEREK M. WINOKUR derek.winokur@dechert.com +1 212 698 3860 Direct +1 212 698 0660 Fax

July 24, 2012

VIA EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MModal Inc.

Schedule TO-T filed by One Equity Partners V, L.P. et al.

Filed on July 17, 2012

File No. 005-86102

Dear Mr. Orlic and Mr. Panos:

On behalf of each of Legend Parent, Inc., a Delaware corporation (the “Parent”), Legend Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”), and One Equity Partners V, L.P. a Cayman Islands exempted limited partnership (“Sponsor” and together with the Parent and the Purchaser, the “Filing Persons”), set forth below is the Filing Persons’ response to the comment letter, dated July 21, 2012 (the “Comment Letter”), provided by the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Filing Persons regarding the above referenced Schedule TO-T, filed with the Commission on July 17, 2012 (as the same may be amended or supplemented, the “Schedule TO”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

US    Austin    Boston    Charlotte    Hartford    Los Angeles    New York    Orange County    Philadelphia    Princeton    San Francisco    Silicon Valley

Washington DC    EUROPE    Brussels    Dublin    Frankfurt    London    Luxembourg    Moscow     Munich    Paris    ASIA    Beijing    Hong Kong

We also describe below the changes that we have made in response to the Staff’s comments in Amendment No. 1 (the “Amendment”) to the Schedule TO that the Filing Persons filed on July 24, 2012. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Filing Persons’ proposed response. The Filing Persons will also provide the Staff courtesy copies of the Amendment as-filed. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase (the “Offer to Purchase”) filed with the Commission on July 17, 2012 as Exhibit (a)(1)(A) to the Schedule TO.

1. We note that the while the offeror has received a commitment letter to finance the purchase of securities, the offer is subject to a condition relating to funding and confirmation of availability of proceeds. Generally, when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

The Filing Persons acknowledge the Commission’s position that a tender offer must remain open if there has been a material change to the terms or conditions of a tender offer. As disclosed in the Offer to Purchase in Section 9 — “Source and Amount of Funds,” the Debt Commitment Letter, as filed with the Commission, has limited conditionality, and such limited conditionality corresponds with the conditions to the Parent’s and the Purchaser’s obligations under the Merger Agreement. The Filing Persons consider the Debt Commitment Letter to be enforceable by the Parent in accordance with its terms against the Commitment Parties (as defined in the Debt Commitment Letter) and, consequently, if the conditions to the Parent’s and the Purchaser’s obligations have been satisfied, the Filing Persons believe that the only circumstance under which the Debt Financing will not be obtained will be in the event of a breach by the Commitment Parties.

In light of the foregoing, the Filing Persons consider the Offer to be fully financed and expect the Debt Financing to be funded as required under the Debt Commitment Letter. If this funding does not occur, the Filing Persons acknowledge that a material change will have occurred, and will promptly disclose this material change. However, if the funding occurs as expected, the Filing Persons respectfully submit that no material change to the information previously disclosed to the holders of Shares will have occurred, and thus the Filing Persons will not be required to extend the Offer and disseminate a notice of a material change to the holders of Shares.

In addition, the Filing Persons respectfully submit that the Financing Proceeds Condition, which by its terms requires that the funding be available at the Offer Closing, can only be satisfied substantially simultaneously with the Offer Closing. The Financing Proceeds Condition is therefore analogous to certain other conditions of the Offer, including the conditions relating to the lack of a law or order prohibiting consummation of the Offer, the bring-down of MModal Inc.’s representations, warranties or covenants, the absence of a Company Material Adverse Effect, the satisfaction of the Minimum Tender Condition and the lawful exercise of the Top-Up Option, each of which are not capable of being satisfied until the Offer Closing.

Finally, the Filing Persons would like to promptly pay cash consideration for the tendered Shares upon the consummation of the Offer. Requiring that the Offer be extended five business days in order to give notice to the holders of Shares of the funding of the Debt Financing would require that the funding be placed into an escrow account pending consummation. Funding the Debt Financing into escrow may have a material adverse effect on the Filing Persons’ tax position, and would be to the detriment of holders of Shares, who would only receive their cash consideration at a later date (subject to the continued satisfaction of the conditions to the Offer), or, if a Company Material Adverse Effect occurs or the transaction otherwise becomes terminable during that five business day period, the benefits of the transaction could be lost to the holders of Shares.

2. Given that the offer is subject to a financing condition, please provide your analysis as to the materiality of offeror financial statements.

Item 10 of Schedule TO requires the disclosure of the financial information  regarding the offeror, as specified in
Item 1010(a)-(b) of Regulation M-A, only where such information is material. Given the facts and circumstances of the Filing Persons’ Offer, and in particular the terms of the Offer, we do not believe that the financial statements of the Filing Persons are material to the decision of a holder of Shares to tender Shares in the Offer, and accordingly such financial statements are not required to be reported in the Schedule TO.

Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of an offeror in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company or (d) the offer is for all outstanding securities of the subject class. The consideration in the Offer is solely for cash and is for all outstanding Shares. As more fully noted in the response to comment 1 above, the Filing Persons’ tender offer for Shares commenced with legally binding commitments in place to provide the funds necessary to purchase Shares tendered in the Offer and to pay related fees and expenses. The Financing Proceeds Condition is more accurately characterized as a “funding” condition rather than a “financing” condition within the meaning of Instruction 2 to Item 10 of Schedule TO. Therefore, the Filings Persons believe that the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO is available to them.

Notwithstanding the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Filing Persons do not believe that the financial statements of the Filing Persons are material to holders of Shares, for the following reasons:

•

As disclosed in the Offer to Purchase (see page 18), the Parent and the Purchaser are newly formed entities, formed solely for the purpose of completing the Offer and the Merger and have not engaged in any business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the Equity Financing and the Debt Financing in connection with the Offer and the Merger. The disclosure of financial statements for the Parent and the Purchaser would therefore not provide holders of Shares with any additional meaningful information.

•

The Filing Persons believe that the financial statements of Sponsor would not be material to the decision of the holders of Shares with respect to the Offer because Sponsor is an investment fund and has no operations other than investing. Furthermore, the Offer is not subject to a condition with respect to the Equity Commitment Letter or to the availability of funds from Sponsor.

•

Further, only the equity commitment by Sponsor (which commitment has been disclosed on pages 20-21 of the Offer to Purchase) is relevant in the context of the Schedule TO since Sponsor is not a party to the Merger Agreement and Sponsor has not agreed to contribute amounts to complete the Offer in excess of the equity commitments previously disclosed in the Schedule TO. No other assets that would be identified on a balance sheet for any of the Filing Persons is relevant to the decision of holders of Shares to sell, hold or tender Shares in the Offer since such assets would not be available to fund the payment of tendered Shares in the Offer.

•

If the Minimum Tender Condition and the other conditions to the Offer are satisfied, all holders of Shares, whether such holder of Shares tenders Shares or not, will receive solely cash for such Shares and not stock or other securities of the Parent or its affiliates. As a result, the financial condition and results of operations of none of the Parent, the Purchaser or Sponsor would provide meaningful information to any holder of Shares as such holder of Shares will have no ongoing interest in the business or operations of the Parent or the Purchaser after the consummation of the Offer and the Merger.

•

To the extent the Financing Proceeds Condition limits the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, it does not result in financial statements being material to holders of Shares. If the proceeds from the Debt Commitment Letter are not available, the Filing Persons will be unable to purchase Shares tendered into the Offer unless other sources of debt financing become available. At the present time, neither the Parent nor the Purchaser has, nor is either pursuing, any sources of debt financing other than those disclosed in the Schedule TO.

For the foregoing reasons, the Filing Persons respectfully submit that the financial condition of the Filing Persons is not material.

3. We note the statement that the listed conditions are in addition to, and not a limitation of, the rights to terminate the offer pursuant to the merger agreement. Please revise your disclosure to set forth all conditions to the offer in this section.

The Filing Persons confirm that all conditions to the Offer are disclosed in Section 15 — “Certain Conditions of the Offer.” The Filing Persons further acknowledge that the Offer may only be terminated upon the failure of a condition.

In addition, for purposes of clarification, the Filing Persons have amended and supplemented the text on page 47 of the Offer to Purchase by adding the below sentence immediately following the first sentence of the fourth full paragraph of Section 15 — “Certain Conditions of the Offer”:

“Such rights to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement are described above under Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — The Offer.”

* * * * * * *

Please be advised that, in connection with the Comment Letter and the Filing Persons’ responses thereto, the Filing Persons hereby acknowledge the Staff’s position that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the above referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Filing Persons may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3860.

Sincerely,

/s/ Derek M. Winokur
Derek M. Winokur

Cc:	Gregory A. Belinfanti
Christian Ahrens
One Equity Partners
Daniel Clivner
Simpson Thacher & Bartlett LLP